UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
(Amendment No. 1 )
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
MANGOSOFT, INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
562716209
(CUSIP Number)
Clifford A. Brandeis
Zukerman Gore & Brandeis, LLP
875 Third Avenue, 28th Floor
New York, NY 10022
(212) 223-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following page)

SCHEDULE 13D

CUSIP No.	562716209

1	NAMES OF REPORTING PERSONS: Selig Zises

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		919,548

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		919,548

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	919,548

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 25, 2003 by Selig Zises (the “Registrant”) (the “Initial Schedule 13D”). All items not described herein remain as previously reported in the Initial Schedule 13D.
The tables of the Initial Schedule 13D are amended and restated in their entirety as set forth in this Amendment.
Item 3 of the Initial Schedule 13D, “Source and Amount of Funds or Other Consideration,” is hereby amended by adding the following:
     The source of funds used to purchase the Common Stock is the personal funds of the Registrant.
Item 4 of the Initial Schedule 13D, “Purpose of Transaction,” is hereby amended by adding the following:
     On January 10, 2007, pursuant to the terms of that certain Subscription and Purchase Agreement (the “Purchase Agreement”), dated January 10, 2007, by and among MangoSoft, the Registrant and the other investors listed on Schedule A thereto, the Registrant purchased from MangoSoft 800,000 shares of Common Stock at $0.50 per share for a total consideration of $400,000.
     Pursuant to the terms of the Purchase Agreement, the Company agreed to file as promptly as practicable a registration statement on Form S-1 to register 2,400,000 shares of Common Stock for sale solely to the Company’s existing public stockholders, pursuant to which proposed public offering the Company’s current stockholders will have the right, but not the obligation, to purchase their pro rata portion of the Common Stock being so offered (the “Rights Offering”). The Registrant along with the Other Investors has the right to purchase any shares of Common Stock not purchased by the Company’s public stockholders in the Rights Offering on a pro rata basis as determined based upon the number of shares of Common Stock purchased by the Registrant and the Other Investors.
     The Reporting Person acquired his shares of Common Stock for investment purposes. The Reporting Person may from time to time acquire additional securities of MangoSoft or dispose of securities of MangoSoft through open market, privately negotiated transactions, or otherwise, depending on market conditions and other considerations that the Reporting Person deems relevant, including, but not limited to, liquidity and diversification considerations.
     Except as set forth herein, the Reporting Person has no plans or proposals which relate to or which would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     References to and descriptions of the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Purchase Agreement included as Exhibit 99.2 to this Amendment, which is incorporated in its entirety in this Item 3.

Item 5 of the Initial Schedule 13D, “Interest in Securities of the Issuer,” is hereby amended by adding the following to the sections specified below:
     (a) As of January 10, 2007, Mr. Zises beneficially owns 919,548 shares of Common Stock, which represents approximately 26.9% of MangoSoft’s outstanding Common Stock.
     (b) As of January 10, 2007, Mr. Zises would have, upon the conversion of the shares of Series B Preferred Stock owned, the sole power to vote and dispose of the 919,548 shares of Common Stock, representing 26.9% of the outstanding shares of Common Stock.
     (c) Except as noted above, Mr. Zises has not effected any transactions in MangoSoft’s Common Stock in the past sixty (60) days other than the transactions reported in this Schedule 13D.
Item 7 of the Initial Schedule 13D, “Material to be filed as Exhibits,” is amended by adding the following thereto:

Exhibit 99.2	Subscription and Purchase Agreement, dated January 10, 2007, by and between MangoSoft, Inc. and Selig Zises.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 19, 2007

/s/ Selig Zises
Selig Zises